

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Ms. Sarah Keck
Neutra Corp.
3572 Shady Brook Lane
Sarasota, FL 34243

> **Re: Neutra Corp.**
> **Registration Statement on Form S-1**
> **Filed February 24, 2 011**
> **File Number 333-172417**

Dear Ms. Keck:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement on page 33 that you "have not yet begun the selection" of any of your nutraceutical supplement products; however, throughout the filing you refer to "products," "private label products" and "planned products." Please revise your disclosure throughout the filing to clarify that you have not yet begun the selection of possible products and make clear that no products have been developed to date or are ready for manufacture, if this is in fact the case. Be sure to revise your disclosure in all places where "products," "planned products" and "private label products" are discussed, and change all references to "future" products to emphasize the stage of development.

2. Please eliminate all references throughout the filing to "officers" and "directors" of the company, as Ms. Keck is the sole officer and director. For instance, on page 22 you state that your "officers, directors, control persons and affiliates do not intend to purchase any shares" in the offering. Please revise this and all similar statements.

3. We note your discussion of demographic and marketing information throughout the filing which cites employment and sales figures related to a much broader area of healthcare practice than it seems the company would likely engage and a much

broader range of healthcare products that you reasonably expect to be able to distribute. Please revise your filing to eliminate the referenced demographic and marketing information.

Cover Page

4. We note that the fifth and sixth paragraphs on the cover page of the prospectus relating to the risks of the offering are redundant. Please delete the fifth paragraph.

Our Offering, page 3

5. On pages 4, 21 and 22, you state that you may, at your discretion, extend the offering for an additional 90 days. However, on the cover page of the prospectus you state that the company "will not extend the offering period" beyond the 90 days. Please reconcile these statements.

Risk Factors, page 9

General

6. Please revise your disclosure to include a risk factor related to the risks posed by the self-underwritten nature of your offering. The risk factor should explain that no underwriter has engaged in any due diligence activities and that an underwriter's due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

"Our lack of an operating history gives no assurance that our future operations will result in profitable revenues, which could result in the suspension or end of our operations." page 10

7. We note the following statement on page 10: "We have very little operating history upon which an evaluation of our future success or failure can be made." Please revise this statement to indicate that you have "no operating history" upon which to evaluate future success, as you have not developed or sold any products to date.

"We are a new company with no operating history and we face a high risk of business failure which would result in the loss of your investment." page 11

8. This risk factor appears to include disclosure substantially similar to the risk factor preceding it on page 10. Please combine these risk factors to avoid redundancies.

Use of Proceeds, page 19

9. It appears that the gross proceeds amounts presented in the table from the offering if 33% and 66% of the shares are sold are incorrect. Please revise or tell us how the amounts are calculated.

Dilution of the Price You Pay for Your Shares, page 20

10. Please refer to your disclosure of dilution to new shareholders on page 21. You disclose that the net tangible book value per share before the offering as a negative amount. This amount appears to be inconsistent with the positive net tangible book value per share amount disclosed on the preceding page. Also, the pro forma net tangible book value amounts for 33% and 66% appear to be incorrect and will impact the other line items below in the table. Please revise or tell us how the amounts are calculated.

Business Description, page 24

11. In discussing the status of your planned nutraceutical products, please discuss how you will obtain the products you intend to market. In the event you plan to manufacture your own products, please also address how you intend to obtain raw materials for those products.

Competition, page 28

12. Please revise your disclosure on page 28 to describe what criteria you used to select the listed competitors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Overview, page 31

13. We note your statement in the third paragraph of the Overview section on page 31 that the proceeds from the offering will satisfy your cash requirements for up to 12 months. However, we also note your statements on page 8 and under the Plan of Operations section on page 31 that you believe you do not have adequate funds to satisfy your working capital requirements for the next 12 months and that you will need to raise an additional $425,000 to implement your business plan. Please reconcile these statements.

Results of Operations, page 33

14. Your summary statement of operations on page 34 does not agree with the amounts disclosed on page F-4. Please revise to eliminate all inconsistencies.

15. Further, the identification of this summary financial statement as "audited" may give an investor the impression that you have engaged your auditor to report on MD&A. Please revise your disclosure to remove the label identifying this summary statement as audited.

Liquidity and Capital Resources, page 34

16. We note the following statement on page 34: "Despite our current financial status we

believe that we may be able to issue notes payable or debt instruments in order to start executing our business plan." Please disclose the basis of this belief. If you have no reasonable basis for this belief, please revise your disclosure accordingly.

Management, page 37

17. We note that your sole officer and director, Ms. Sarah Keck, will be directly competing with her present employer, American Neutraceuticals LLC, in her work for the company. Please advise us if there are any noncompetition arrangements in place that would prevent Ms. Keck from performing her duties or if there is an increased risk of litigation based on this conflict.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements, page 42

18. Please delete the statement "other than as disclosed in this report" when discussing employment controls, as you have stated throughout the report that there are no contracts in place.

Financial Statements

Notes to Financial Statements

3. Significant Accounting Policies, page F-7

19. Some of the accounting standards' adoption or planned adoption dates disclosed are prior to your inception date. Please revise your disclosure to properly reflect the date you adopted or plan to adopt these accounting standards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202)551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Diane J. Harrison (Harrison Law, P.A.)